UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Triton International Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G9078F107

(CUSIP Number)

Srikanth Balachandran

Bharti Global Limited

53/54 Grosvenor Street

London, United Kingdom, W1K 3HU

Telephone: +44 (0) 203 9949 650

with a copy to:

Jeffrey D. Karpf

Neil R. Markel

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Telephone: (212) 225-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Bharti Global Limited
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Jersey, Channel Islands
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power -0-
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned By Each Reporting Person -0-
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0%
14	Type Of Reporting Person CO

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Bharti Overseas Private Limited
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Delhi, India
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power -0-
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned By Each Reporting Person -0-
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0%
14	Type Of Reporting Person CO

This Amendment No. 9 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on February 27, 2017 (the “Original Schedule 13D” and, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on September 8, 2017, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on October 18, 2019, Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on October 31, 2019, Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on February 20, 2020, Amendment No. 5 to the Schedule 13D filed by the Reporting Persons on May 7, 2020, Amendment No. 6 to the Schedule 13D filed by the Reporting Persons on June 4, 2020, Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on July 2, 2020, Amendment No. 8 to the Schedule 13D filed by the Reporting Persons on July 20, 2020 (“Amendment No. 8”) and this Amendment, this “Schedule 13D”) with respect to the Common Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D. This Amendment constitutes an exit filing of the Reporting Persons.

Item 5.	Interests in Securities of the Issuer.

This Amendment amends and restates Item 5 of this Schedule 13D in its entirety as set forth below:

“The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b).

To the knowledge of the Reporting Persons, none of the persons named in Schedule I beneficially owns any Common Shares.

(c)

Other than as set forth in Appendix 1 to this Amendment, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons named in Schedule I, has engaged in any transaction in any Common Shares since the filing by the Reporting Persons of Amendment No. 8.

(d)

To the best knowledge of the Reporting Persons, and other than as described herein, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares reported herein as beneficially owned by the Reporting Persons.

(e)

On July 27, 2020, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Shares of the Issuer. This Amendment constitutes an exit filing of the Reporting Persons.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2020

BHARTI GLOBAL LIMITED

By:	/s/ Srikanth Balachandran
Name:	Srikanth Balachandran
Title:	Authorized Signatory

BHARTI OVERSEAS PRIVATE LIMITED

By:	/s/ Puneet Tandon
Name:	Puneet Tandon
Title:	Authorized Signatory

APPENDIX 1

As of July 28, 2020, the below chart reflects the transactions in Common Shares effected by BGL since those reported on Amendment No. 8. All of the Common Shares were sold in open market transactions executed by a broker on BGL’s behalf, except for the sale of 4,881,495 Common Shares at a price of $32.75 per Common Share on July 27, 2020, which Common Shares were sold in a privately negotiated transaction.

Date	Common Shares Sold	Price per Common Share	Transaction Price Range
July 20, 2020	113,891	$30.2335*	$30.00 to $30.84
July 21, 2020	105,597	$30.2802*	$30.07 to $30.90
July 22, 2020	51,806	$30.0296*	$30.00 to $30.28
July 23, 2020	88,220	$30.0568*	$30.00 to $30.22
July 24, 2020	27,000	$31.3251*	$31.285 to $32.27
July 24, 2020	173,000	$32.4750*	$32.00 to $32.925
July 24, 2020	179,457	$33.4170*	$32.90 to $33.86
July 24, 2020	20,543	$34.0228*	$33.845 to $34.155
July 27, 2020	8,216	$33.7777*	$33.28 to $34.25
July 27, 2020	63,534	$33.5549*	$32.92 to $33.91
July 27, 2020	90,406	$33.8499*	$33.41 to $34.07
July 27, 2020	4,881,495	$32.75	N/A

* Reflects the weighted average sale price per Common Share for Common Shares sold in multiple transactions. The Reporting Persons undertake to provide the SEC staff, upon request, all information regarding the number of Common Shares sold at each price within the ranges set forth above in this Appendix 1.